Filed by: Blockchain Moon Acquisition Corp.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Companies:

DLTx ASA

Blockchain Moon Acquisition Corp.

(Commission File No.: 001-40922)

October 21, 2022

PR Blockchain Trade Association Member DLTx ASA, Enters into Business Agreement with Blockchain Moon Acquisition Corp Announcing a Business Combination to go Public

Upon the closing of the transaction, the new combined company of Blockchain Moon and such acquired subsidiaries and assets (the “Company”) is anticipated to be named DLTx Inc. and expects to trade under the symbol “DLTX” on the Nasdaq Global Market (the “Nasdaq”).

San Juan, Puerto Rico, Oct. 20, 2022 (GLOBE NEWSWIRE)--- PR Blockchain Trade Association Member DLTx ASA, enters into business agreement with Blockchain Moon Acquisition Corp., a special purpose acquisition vehicle, announcing that they have entered into a combined business agreement pursuant to which Blockchain Moon will acquire all of the subsidiaries and substantially all of the assets of DLTx ASA.

The Company will be based in the United States and will continue to specialize in protocols that provide predictable value both in utility and economics.  Furthermore, it will build on DLTx’s strong track record in capitalizing on growth opportunities in the Web 3 space, including early investments in one of the largest industrial scale Bitcoin mining operations in North America, Filecoin cloud storage, and Decentralized Data Relay Services.

James Haft, Chairman of DLTx, said, “DLTx’s mission is to be a premiere blockchain and Web3 infrastructure company. The Nasdaq listing will provide access to the global capital markets to accelerate the development of our business and position us to take advantage of the growth of decentralized communications and finance.”

Based in Oslo, Normway, DLTx is a vertically integrated technology company developing Web 3 and decentralized transactions by deploying blockchain infrastructure at scale across major global industries. DLTx is a tech company run by decentralists who believe in the new economy that is powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching of several of the most important protocols in the blockchain space, including Ethereum, developed the first blockchain investment fund in 2014, has built out large-scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3.

“For over a year DLTx has sponsored our CryptoCurious educational program, allowing us to educate the public on the uses and best practices when diving into the Web 3.0, blockchain technology and its benefits for our future and new opportunities. We are excited to hear of this announcement for the company and hope to continue collaborating with them on their shared mission,” stated Keiko Yoshino, Executive Director for the Puerto Rico Blockchain Trade Association.

To learn more about the Puerto Rico Blockchain Trade Association and its CryptoCurious initiatives, visit www.prblockchain.org or their social media pages: Facebook, Instagram, Twitter or LinkedIn.

About The Puerto Rico Blockchain Trade Association

The Puerto Rico Blockchain Trade Association exists to connect blockchain entrepreneurs to communities and peers contributing to make positive changes in Puerto Rico, while representing members’ interests on and off the island. For more information, visit www.prblockchain.org.

About DLTx

DLTx is a vertically integrated technology company expanding Web 3 capabilities by deploying blockchain infrastructure at scale across major global industries. The DLTx team is comprised of decentralists who believe in the new economy that's powered by cryptographic digital assets. The DLTx team has been at the forefront of developing and launching several of the most important protocols in the blockchain space including Ethereum, developed the first blockchain investment fund in 2014, has built out massive scale mining infrastructure since 2015, and now operates the first publicly traded company focused on powering Web 3. Learn more at dltx.com.

Important Information about Blockchain Moon and Where to Find It

On October 15, 2022, Blockchain Moon Acquisition Corp. (“Blockchain Moon”) announced that it executed a Business Combination Agreement (the “Business Combination Agreement”), dated as of October 14, 2022, with Malibu Parent Inc., a Delaware corporation (“New BMAC”), Hermosa Merger Sub LLC, a Delaware limited liability company, and DLTx ASA, a Norwegian public limited liability company (“DLTx”) (the transactions contemplated by the Business Combination Agreement, the “Business Combination”).

New BMAC intends to file a registration statement on Form S-4 with the Securities and Exchange Commision (“SEC”), which will include a prospectus with respect to New BMAC’s securities to be issued in connection with the proposed Business Combination and proxy statement with respect to Blockchain Moon’s stockholder meeting to vote on the proposed transaction (the “Business Combination Proxy Statement”). The Business Combination Proxy Statement will be sent to all Blockchain Moon stockholders. Blockchain Moon and New BMAC also will file other documents regarding the proposed transaction with the SEC. Before making any voting decision, investors and security holders of Blockchain Moon are urged to read the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC in connection with the proposed transaction as they become available because they will contain important information about the proposed transaction.

Investors and securityholders of Blockchain Moon will be able to obtain free copies of the registration statement and the Business Combination Proxy Statement/prospectus included therein and all other relevant documents filed or that will be filed with the SEC by New BMAC or Blockchain Moon through the website maintained by the SEC at www.sec.gov. The documents filed by Blockchain Moon or New BMAC with the SEC also may be obtained free of charge upon written request to Blockchain Moon Acquisition Corp., 4651 Salisbury Road, Suite 400, Jacksonville, FL 32256.

NEITHER THE SEC NOR ANY STATE SECURITIES REGULATORY AGENCY HAS APPROVED OR DISAPPROVED OF THE TRANSACTIONS DESCRIBED IN THIS PRESS RELEASE, PASSED UPON THE MERITS OR FAIRNESS OF THE BUSINESS COMBINATION OR RELATED TRANSACTIONS OR PASSED UPON THE ADEQUACY OR ACCURACY OF THE DISCLOSURE IN THIS PRESS RELEASE. ANY REPRESENTATION TO THE CONTRARY CONSTITUTES A CRIMINAL OFFENSE.

Caution Regarding Forward-Looking Statements

This press release contains certain “forward-looking statements” within the meaning of the United States Private Securities Litigation Reform Act of 1995, Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended, including certain financial forecasts and projections. All statements other than statements of historical fact contained in this press release, including statements as to future results of operations and financial position, revenue and other metrics planned products and services, business strategy and plans, objectives of management for future operations of DLTx, market size and growth opportunities, competitive position and technological and market trends, are forward-looking statements. Some of these forward-looking statements can be identified by the use of forward-looking words, including “may,” “should,” “expect,” “intend,” “will,” “estimate,” “anticipate,” “believe,” “predict,” “plan,” “targets,” “projects,” “could,” “would,” “continue,” “forecast” or the negatives of these terms or variations of them or similar expressions. All forward-looking statements are subject to risks, uncertainties, and other factors which could cause actual results to differ materially from those expressed or implied by such forward-looking statements. All forward-looking statements are based upon estimates, forecasts and assumptions that, while considered reasonable by Blockchain Moon and its management, and DLTx and its management, as the case may be, are inherently uncertain and many factors may cause the actual results to differ materially from current expectations which include, but are not limited to: (1) the occurrence of any event, change or other circumstances that could give rise to the termination of the Business Combination Agreement with respect to the Business Combination; (2) the outcome of any legal proceedings that may be instituted against DLTx, Blockchain Moon, the Company or others following the announcement of the Business Combination and any definitive agreements with respect thereto; (3) the inability to complete the Business Combination due to the failure to obtain approval of the stockholders of Blockchain Moon or the stockholders of DLTx, or to satisfy other closing conditions of the Business Combination; (4) changes to the proposed structure of the Business Combination that may be required or appropriate as a result of applicable laws or regulations or as a condition to obtaining regulatory approval of the Business Combination; (5) the ability to meet Nasdaq’s listing standards following the consummation of the Business Combination; (6) the risk that the Business Combination disrupts current plans and operations of DLTx as a result of the announcement and consummation of the Business Combination; (7) the inability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of the Company to grow and manage growth profitably, maintain relationships with customers and suppliers and retain its management and key employees; (8) costs related to the Business Combination; (9) changes in applicable laws or regulations; (10) the possibility that DLTx or the Company may be adversely affected by other economic, business and/or competitive factors; (11) the inability to obtain financing in connection with the Business Combination; (12) the risk that the Business Combination may not be completed in a timely manner or at all, which may adversely affect the price of Blockchain Moon’s securities; (13) the risk that the transaction may not be completed by the Business Combination Date and the potential failure to obtain a further extension of the Business Combination deadline if sought by Blockchain Moon; (14) the impact of the COVID-19 pandemic, including any mutations or variants thereof, and its effect on business and financial conditions; (15) volatility in the markets caused by geopolitical and economic factors; and (16) other risks and uncertainties set forth in the sections entitled “Risk Factors” and “Cautionary Note Regarding Forward-Looking Statements” in Blockchain Moon’s Form S-1 (File No. 333- 259770), its most recent Quarterly Report on Form 10-Q and registration statement on Form S-4 that New BMAC intends to file with the SEC, which will include a document that serves as a prospectus and proxy statement of Blockchain Moon, referred to as a proxy statement/prospectus, and other documents filed by Blockchain Moon from time to time with the SEC. These filings identify and address other important risks and uncertainties that could cause actual events and results to differ materially from those contained in the forward-looking statements. Nothing in this press release should be regarded as a representation by any person that the forward-looking statements set forth herein will be achieved or that any of the contemplated results of such forward-looking statements will be achieved. You should not place undue reliance on forward-looking statements, which speak only as of the date they are made. Neither Blockchain Moon nor DLTx gives any assurance that Blockchain Moon, DLTx or the Company will achieve its expected results. Neither Blockchain Moon nor DLTx undertakes any duty to update these forward-looking statements, except as otherwise required by law.

Participants in the Solicitation

Blockchain Moon, New BMAC and DLTx and their respective directors and executive officers may be deemed to be participants in the solicitation of proxies from Blockchain Moon’s stockholders in connection with the proposed transactions. Blockchain Moon’s stockholders and other interested persons may obtain, without charge, more detailed information regarding the directors and executive officers of Blockchain Moon, New BMAC and DLTx from the proxy statement/prospectus included in the registration statement on Form S-4 to be filed by New BMAC with the SEC in connection with the Business Combination.

No Offer or Solicitation

This press release is not intended to and does not constitute an offer to sell or the solicitation of an offer to buy, sell or solicit any securities or any proxy, vote or approval, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be deemed to be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.